FILED AS CORRESPONDENCE ON EDGAR
AND SENT BY FAX

July 18, 2005

Ms. Nili Shah
Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549-7010

RE: SEC Letter Dated June 30, 2005 regarding Ceramics Process Systems Corporation Form 10-K for the fiscal year ended December 25, 2004, Filed March 28, 2005, File No. 0-16088

Dear Ms. Shah,

Please find below in italics your requests from the above referenced letter; our responses follow in non-italics.

Form 10-K for the year ended December 25, 2004.
Item 7. Management`s Discussion and Analysis of financial condition and results of Operations.

1. In future filings, please expand your disclosures regarding the volatility of your operations. At a minimum, please:

  Disclose the reasons for the increased demand for existing products experienced in 2004.

Management believes demand increased for existing products in 2004 because certain OEMs won specific contracts to provide equipment which incorporates the Company`s products.

  Disclose any known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on net sales or income from continuing operations prior to when actually recognized. For example, we note in your Form 10-Q for the quarter ended March 26, 2005, that revenues decreased because customers pulled Q1 2005 demand into Q4 2004. In addition, we note that gross margins decreased because of the effect of price reductions which took effect in Q4 2004 and Q1 2005. Although these factors were present in Q4 2004, your Form 10-K for the year ended December 25, 2004 did not discuss the impact on your revenues and gross margin in 2004 or the anticipated impact in 2005. Please do so in future filings.

We are not currently aware of any trends or uncertainties that we reasonably expect will have a material favorable or unfavorable impact on net sales or income from continuing operations prior to when actually recognized. We will in the future disclose any such trends or uncertainties if they become known.

We experienced demand increases towards the end of Q4 2004 and demand declines in Q1 2004, but we were not aware of the reasons for this increase and decrease until early in Q2 2005 when, after repeated inquiries from us, some of our customers indicated they pulled Q1 2005 demand forward into Q4 2004. In short, we did not disclose this reason in our 2004 Form 10-K because we were not aware of it at the time of filing. This trend was disclosed in the first filing to occur after the trend became known, namely the Form 10-Q for the quarter ended March 26, 2005.

We were, of course, immediately aware that price reductions which took place in Q4 2004 and Q12005 would impact gross margins. We will discuss such items in future filings to the extent they are known. We will expand our disclosures regarding the volatility of our operations in future filings.

  Disclose the amounts associated with the non-recurring factors associated with the increase in gross margin in 2004, as compared to 2003.

The non-recurring factors associated with the increase in gross margins in 2004 and their associated amounts are: 1) revenue from cancellation charges of $115 thousand, and 2) elimination of a reserve for obsolete inventory of $10 thousand.

Item 9A. Controls and Procedures

  We note your disclosure that your principal executive officer and principal financial officer concluded that the Company`s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Revise your future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that your file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 10a-15(e).

  We will ensure our future filings clarify, if true, that our officers conclude that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

  Financial Statements
  Report of Independent Registered Public Accounting Firm

  Please have your auditors tell us why their report does not indicate that the predecessor auditors have ceased operations. Please refer to footnote 2 and paragraph 61 of interpretation 15 of AU section 508.

  We forwarded your letter to our auditors and they have provided the following response:

  The Company`s financial statements for the year ended December 27, 2003 were audited by Sansiveri, Kimball & McNamee, L.L.P. ("SKM") of Providence, Rhode Island and their opinion and consent are included in the Company`s Form 10-K filing for the year ended December 25, 2004. SKM still issues audit opinions in its own name, although it has withdrawn from auditing publicly-traded companies. Wolf & Company, P.C., successor to SKM, understood Interpretation 15 of AU section 508 to apply to audit firms that no longer issue audit opinions of any kind in their own name (public or non-public). This understanding was reinforced by the overall text of Interpretation 15 which included references to Arthur Andersen LLP. We understand that the SEC Staff has taken the view that Interpretation 15 of Section 508 requires that SKM be treated as having ceased operations and Wolf & Company, P.C. will revise the audit report in future filings that include the predecessors report to include wording to that effect.

  (2) Summary of Significant Accounting Policies

  In future filings, please disclose your policy for identifying and measuring impairment of your long-lived assets.

  In future filings we will disclose our policy for identifying and measuring impairment of our long-lived assets.

  Our policy is to identify and measure impairment of our long-lived assets in accordance with FAS 144. Our long-lived assets consist entirely of production and office equipment. We monitor events and circumstances of our business on an on-going basis in order to identify any significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition. When such significant adverse change occurs, we recognize an impairment loss measured as the excess of the carrying amount over the asset`s fair value.

  We note the presence of what appears to be increasing consigned inventory, based on your disclosures in your management`s discussion and analysis. If material, please disclose your policy for recognizing revenue related to consigned inventory.

  Our policy for recognizing revenue related to consigned inventory is identical to our policy for recognizing all other product revenue as described in Item 7, MD&A, "Revenue Recognition" of our 2004 Form 10-K. In the case of consigned inventory "delivery has occurred" is defined as the customer picking the inventory from the consigned inventory. We will disclose this definition in our future filings.

  Please help us understand why your view your business as principally one segment, in light of your three primary market segments, as discussed in your press release dated March 24, 2005. In this regard, please explain, in detail, the nature of the financial information reviewed by your chief operating decision maker. Assuming you have more than one operating segment, please also tell us how you meet the aggregation requirements in paragraph 17 of SFAS No. 131, given the variety of markets you serve and the customized nature of your products.

We make operating decisions and assess performance only for the Company as a whole because we operate in only one business segment. Specifically, we produce only custom metal-matrix composites, we serve only the assemblers of high-density electronics and other specialty components and subassemblies, and all Company operations are located in Chartley, MA.

The financial information reviewed by the chief operating decision maker is always in one of only two forms: detailed transaction-specific information (for example, the chief operating decision maker signs all checks for greater than $2500 issued by the Company and reviews weekly all accounts receivable from every customer), or information aggregated for the Company as a whole (for example, the chief operating decision maker monitors total raw materials expense, total labor cost, etc. for the Company as a whole).

Our press release dated March 24, 2005 refers to market segments rather than operating segments. In using the term market segments we intended to reflect the various end uses of our products. We will be more precise in terminology in future press releases and filings.

Further clarification may be useful. We produce and sell custom metal matrix composites to our customers who are assemblers of high-density electronics and other specialty components and subassemblies. These customers represent a single market for us with similar stringent and well-defined requirements.

For example, we sell custom metal matrix composites to Amkor Technology Inc. Amkor sells high density components which incorporate our products to Agilent, Cisco and many other companies; Agilent and Cisco in turn sell equipment incorporating our products into many different end markets such as cellular telephone basestations, motor controllers, etc.

These end markets are two to three levels removed from us and even though it is the end markets that ultimately generate demand, our business structure, operating decisions and financial management systems are focused only on serving our immediate customers who are the assemblers of high-density electronics and other specialty components.

As requested in your letter, we acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in our filings;
  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome any additional feedback or questions you may have. We are fully committed to full compliance with all SEC regulations, and to full disclosure to the public.

Sincerely,

/s/ Grant Bennett

Grant Bennett
President, Chief Executive Officer and Chief Financial Officer